UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Name of Issuer:  PerSeptive BioSystems, Inc.

Title of Class of Securities:  Common Stock

CUSIP Number:  715271102

       (Name, Address and Telephone Number of Person
     Authorized To Receive Notices and Communications)

                       Garo H. Armen
                 c/o Armen Partners, L.P.
               630 Fifth Avenue, Suite 2100
                 New York, New York  10111

  (Date of Event which Requires Filing of this Statement)

                          8/8/97

If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of
Rule 13d-1(b)(3) or (4), check the following box [   ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of
Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.     715271102

1.   Name of Reporting Person
     I.R.S. Identification No. of Above Person

         Garo H. Armen


2.   Check the appropriate box if a member of a group

     a.
     b.


3.   SEC Use Only


4.   SOURCE OF FUNDS

         AF, PF


5.   Check if Disclosure of Legal Proceedings is Required
Pursuant to Items 2(d) of 2(e)


6.   Citizenship or Place of Organization

         U.S.


7.   Sole Voting Power

         1,004,321


8.   Shared Voting Power


9.   Sole Dispositive Power

         1,004,321

10.  Shared Dispositive Power


11.  Aggregate Amount Beneficially Owned by Each Reporting
Person

         1,004,321

12.  Check Box if the Aggregate Amount in Row (11) Excludes
Certain Shares*


13.  Percent of Class Represented by Amount in Row (11)

         4.67%


14.  Type of Reporting Person*

         IN

           *SEE INSTRUCTIONS BEFORE FILLING OUT!

         Dr. Armen is filing this Amendment No. 1 to

Schedule 13D to report that his beneficial ownership of the

common stock of PerSeptive BioSystems, Inc. is less than 5%

by virtue of the fact that his right to exercise 217,000

warrants to purchase 217,000 shares of Common Stock expired.

Item 1.  SECURITY AND ISSUER

         This statement relates to shares of common stock,

$.01 par value, (the "Common Stock") of PerSeptive

BioSystems, Inc. ("PerSeptive BioSystems").  The principal

executive office of PerSeptive BioSystems is located at 500

Old Connecticut Path, Framingham, MA  01701.

Item 2.  IDENTITY AND BACKGROUND

         This statement is being filed on behalf of Dr. Garo

H. Armen.  Dr. Armen's principal office is located at 630

Fifth Avenue, Suite 2100, New York, New York  10111.

         Dr. Armen has not, during the last five years, been

convicted in a criminal proceeding (excluding traffic

violations or similar misdemeanors).  Dr. Armen has not,

during the last five years, been a party to a civil

proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final

order enjoining future violations of, or prohibiting or

mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

         Dr. Armen is a citizen of the United States of

America.

Item 3.  Source and Amount of Funds or Other Consideration

         As of the date hereof, Dr. Armen is deemed to

beneficially own 1,004,321 shares of Common Stock.  The

Common Stock is held by (i) Armen Partners, L.P. (the

"Partnership"), an investment limited partnership, of which

Dr. Armen is a general partner and the managing partner,

(ii) Armen Partners Offshore Fund, Ltd. (the "Fund"), an

offshore investment fund, to which Armen Capital Management

Corp., a corporation of which Dr. Armen is the principal,

acts as investment manager, and (iii) GHA Management

Corporation (the "Corporation"), a corporation wholly-owned

by Dr. Armen.  The funds for the purchase of the Common

Stock held in the Partnership came from capital

contributions to the Partnership by its general and limited

partners.  The funds for the purchase of Common Stock held

by the Fund came from contributions by the Fund's

shareholders.  The funds for the purchase of the Common

Stock held by the Corporation came from Dr. Armen's personal funds.  Funds for the purchase of Common Stock also came

from margin loans entered in the ordinary course of

business.

Item 4.  PURPOSE OF TRANSACTION

         The Common Stock beneficially owned by Dr. Armen

was acquired for, and is being held for, investment

purposes.  The reporting person may acquire additional

Common Stock, dispose of all or some of the Common Stock

from time to time, in open market transactions, block sales

or purchases or otherwise, or may continue to hold the

Common Stock.

         Dr. Armen does not have any plan or proposal which

relates to, or would result in, any of the actions

enumerated in Item 4 of the instructions to Schedule 13D.

Item 5.  INTEREST IN SECURITIES OF THE ISSUER

         As of the date hereof, Dr. Armen is deemed to be

the beneficial owner of 1,004,321 shares of Common Stock of

PerSeptive BioSystems.  Dr. Armen is filing this Amendment

No. 1 to Schedule 13D because his beneficial ownership of

Common Stock fell below 5% by virtue of the fact that his

right to exercise 217,000 warrants to purchase 217,000

shares of Common Stock expired.  Based on the most recent

Form 10-Q filed by PerSeptive BioSystems, there are believed to be 21,508,119 shares of Common Stock of PerSeptive

BioSystems outstanding.  Therefore, Dr. Armen beneficially

owns 4.67% of the outstanding shares of Common Stock.

Dr. Armen ceased to be a beneficial owner of more than 5% of the Common Stock on August 8, 1997. Dr. Armen has the power to vote and direct the vote of all of the shares of Common

Stock of which he is currently deemed to be a beneficial

owner.

Item 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
         RELATIONSHIPS WITH RESPECT TO SECURITIES OF
         THE ISSUER

         Dr. Armen does not have any contract, arrangement,

understanding or relationship with any person with respect

to the Common Stock of PerSeptive BioSystems.

Item 7.  Material to be Filed as Exhibits

         Not Applicable

         Signature

         The undersigned, after reasonable inquiry and to

the best of his knowledge and belief, certifies that the

information set forth in this statement is true, complete

and correct.



September 4, 1997




                                  /s/ Garo H. Armen
                                  Garo H. Armen










                                  7
00875001.AH5